Mail Stop 7010

                                                February 7, 2006


Mr. Robert F. Hull, Jr.
Lowe`s Companies, Inc.
1000 Lowe`s Blvd.
Mooresville, NC 28117


	RE:	Lowe`s Companies, Inc.
      Form 10-K for the year ended January 28, 2005
		Filed April 13, 2005
      File No. 1-7898

Dear Mr. Hull:

      We have reviewed your response letter dated January 31, 2006 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Note 9- Long -Term Debt, page 37
1. We note your response to our prior comment four. In order for us to fully understand the terms of your convertible debt and assess your accounting model, please provide us with a more comprehensive analysis of how you considered the guidance in paragraph 11(a) of FAS
133 in evaluating the conversion option of your $580.7 million senior convertible notes. In this regard, it is unclear to us how you concluded that the embedded conversion feature is solely indexed to your stock given that the notes convert based on the credit rating and specified corporate transactions. Also tell us what events qualify as these "specified corporate transactions." Reference EITF
01-6 and Implementation Issue B15.


*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-
3747,
or in her absence, to me at (202) 551-3689.


							Sincerely,



							John Hartz
							Senior Assistant Chief
Accountant


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Mr. Robert F. Hull, Jr.
Lowe's Companies, Inc.
February 7, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE